

August 2, 2012

<u>Via E-mail</u>
Mr. Jianjun He
Chief Financial Officer
THT Heat Transfer Technology, Inc.
THT Industrial Park, No. 5 Nanhuan Road, Tiexi District
Siping, Jilin Province 136000, People's Republic of China

   RE: THT Heat Transfer Technology, Inc.
     Form 10-K for the Year Ended December 31, 2011
     Filed March 30, 2012
     Form 10-Q for the Period Ended March 31, 2012
     Filed May 14, 2012
     Response dated July 24, 2012
     File No. 1-34812

Dear Mr. He:

   We have reviewed your response letter dated July 24, 2012 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

   After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Year Ended December 31, 2011</u>

<u>Legal Proceedings, page 32</u>

1. We note your response to comment nine from our letter dated July 10, 2012. Your response seems to reference your provision for bad debt rather than your legal proceedings. On page 32, you disclose that you are currently not aware of any such legal proceedings or claims that you believe will have a material adverse effect on your business, financial condition or operating results. As previously requested, in future filings, please revise your discussion to address the expected effect on your cash flows, as well.

Management's Discussion and Analysis of Financial Condition and Results…..page 34

General

2. We note your response to comment 10 from our letter dated July 10, 2012. Please provide
    the following:
    - Please confirm that you will revise your future filings to present disclosures similar to the
      disclosures in your response; and
    - You indicate that you and your PRC subsidiaries do not intend to pay dividends and the
      impact of restrictions will not have a significant impact on your liquidity, financial
      condition and results of operations. Given the restrictions related to your statutory
      general reserve, please provide the disclosures required by Rule 4-08(e) of Regulation S-
      X. Please also tell us what consideration you gave to the need for parent-only financial
      statements under Rules 5-04 and 12-04 of Regulation S-X.
    Please show us supplementally what your revised disclosures will look like in future filings.

Liquidity and Capital Resources, page 37

General

3. We note your response to comment 12 from our letter dated July 10, 2012. Please confirm
    that you will clearly disclose the amounts available to borrow under your financing
    arrangements as of the latest balance sheet date. Please show us supplementally what your
    revised disclosures will look like in future filings.

Operating Activities, page 37

4. We note your response to comment 13 from our letter dated July 10, 2012. In future filings,
    please provide the following:
    - Please also expand your disclosure to discuss the underlying reasons for changes in your
      trade receivables, similar to your discussion of the change in your inventories in fiscal
      2011 compared to fiscal 2010;
    - Given the significant increase in your days sales outstanding of 190 days and days sales
      in inventory of 368 days in 2011, please expand your disclosures to provide a
      comprehensive explanation regarding what consideration you gave to these increases in
      evaluating the appropriateness of your allowance for doubtful accounts and your
      allowance for obsolete inventories;
    - You disclose that the increase in goods in process was mainly attributable to China's
      tightened credit policy which led customers to delay their payment and delivery
      schedules.   Please expand your disclosure to more clearly explain how China's credit
      policy impacted customer payments and delivery schedules. Please also disclose what
      consideration your customer's inability to make payments had on your allowance for
      doubtful accounts.   Please also tell us and disclose whether your customers simply
      delayed delivery schedules or cancelled deliveries all together. If there were any

>   significant cancellations, please disclose and tell us how these cancellations impacted your allowance for obsolete inventories; and
> - Please tell us whether the trend of delayed customer payments and delayed delivery schedules are expected to continue in the future. If so, please disclose your plans to deal with this trend.
>
> Please show us supplementally what your revised disclosures will look like in future filings.

Financial Statements

Make Good Escrow Agreement, page F-24

5. We note your response to comment 21 from our letter dated July 10, 2012. Please provide the following:
    - You indicate that you have no obligation to issue new shares if the target net income is not met for the relevant periods. You also indicate that any transfer will be between Mr. Zhao and the investors and therefore is not a liability to you. Please tell us what consideration you gave to the provisions of ASC 225-10-S99-4 in accounting for these escrow shares. Please tell us what consideration you gave to reflecting the benefit created by the shareholder's escrow agreement in your financial statements even though the company is not party to the arrangement. Refer to SAB Topic 1:B.1 for additional guidance; and
    - Based on your consideration of ASC 225-10-S99-4 above, please tell us what consideration you gave to ASC 480-10-25-14 in determining the appropriate accounting for your Make-Good Escrow agreement. It appears that your Make-Good Escrow agreement may represent an obligation to issue a variable number of shares. Please advise accordingly.

Form 10-Q for the Period Ended March 31, 2012

General

6. Please address the above comments in your interim filings as well, as applicable.

You may contact Erin Jaskot, Staff Attorney at (202) 551-3442 or Jay Ingram, Legal Branch Chief at (202) 551-3397, if you have any questions regarding legal matters. Please contact Ernest Greene, Staff Accountant at (202) 551-3733 or Nudrat Salik, Staff Accountant at (202) 551-3692 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief